United States securities and exchange commission logo





                             September 9, 2020

       Lisa Cohn
       Executive Vice President, General Counsel and Secretary
       AIMCO-LP, Inc.
       4582 South Ulster Street, Suite 1700
       Denver, CO 80237

                                                        Re: AIMCO-LP, Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Filed August 13,
2020
                                                            CIK 0001820877

       Dear Ms. Cohn:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted August 13, 2020

       Summary
       Our Company, page 1

   1. We note your disclosure of estimated gross asset value ("GAV") and estimated Net Asset
                                                        Value ("NAV") as of
March 31, 2020. Please tell us how you considered the need to provide a detail of how
these amounts are calculated, including disclosure of the
                                                        methodology, estimates
and/or assumptions underlying these calculations.
       Questions and Answers about Spinco and the Spin-Off, page 17

   2.                                                   We note that you
include a question on page 20 regarding how the rights of
                                                        shareholders will
change in the transaction, however, the disclosure associated with the
 Lisa Cohn
FirstName LastNameLisa   Cohn
AIMCO-LP,   Inc.
Comapany 9,
September NameAIMCO-LP,
             2020           Inc.
September
Page 2    9, 2020 Page 2
FirstName LastName
         question only indicates that the amount of securities owned will remain unchanged.
         Please expand your disclosure to briefly summarize how shareholders' rights will be affected.
The Spin-Off
Accounting Treatment, page 63

3. We note your disclosure of the accounting treatment of the spin-off transaction. Please provide us with a detailed accounting analysis of the spin-off transaction. In your response, please name all of the entities that are involved in this transaction and their roles, including legal spinnor, legal spinnee, accounting spinnor and accounting spinnee.
         Within your response, please reference ASC 505-60.
Notes to Unaudited Pro Forma Combined Financial Statements
Adjustments to the Unaudited Pro Forma Combined Statements of Operations, page
72

4. We note your adjustment (B) and that you adjust to recognize selling profit or loss pursuant to the Master Leasing Agreement. Please tell us how you determined this item has a continuing impact. Please refer to Article 11 of Regulation S-X. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 81

5. We note your disclosure of the estimated fair market value of your unencumbered communities as of December 31, 2019 and June 30, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.
Non-GAAP Measures, page 85

6. We note your reconciliation between Net Income and Adjusted EBITDAre on page 90 includes the caption Pro forma adjustment, net. Please help us to better understand footnote 1 to the reconciliation and tell us with more specificity what comprises this adjustment. This comment also applies to your reconciliation on page
117.
7. We note your disclosure of Economic Income. Please explain to us in greater detail why you believe Economic Income represents stockholder value-creation and total return earned by your stockholders. In your response, please tell us how Economic Income is related to the actual return a stockholder realized on the stock of Apartment Investment and Management Company.
Exclusive Forum for Certain Litigation, page 158

8. We note that your forum selection provision identifies the the Circuit Court for Baltimore
         City, Maryland as the exclusive forum for certain litigation,
including any    derivative
 Lisa Cohn
AIMCO-LP, Inc.
September 9, 2020
Page 3
      action.    Please disclose whether this provision applies to actions
arising under the
      Securities Act or Exchange Act. Additionally, please add a risk factor that addresses the risks of the exclusive forum provision. In that regard, we note that
Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at
(202) 551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                             Sincerely,
FirstName LastNameLisa Cohn
                                                             Division of
Corporation Finance
Comapany NameAIMCO-LP, Inc.
                                                             Office of Real
Estate & Construction
September 9, 2020 Page 3
cc:       Joseph A. Coco
FirstName LastName